UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

STAAR Surgical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,117,582

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,117,582

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,117,582

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,117,582

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,117,582

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,117,582

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
[_]
20.5%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

8,117,582

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

8,117,582

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,143,482

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	852312305

Item 1.	Security and Issuer.

STAAR Surgical Company, Common Stock, par value $0.01 per share (the "Shares") STAAR Surgical Company 1911 Walker Avenue Monrovia, California 91016

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 28, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 8,117,582 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 8,117,582 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 8,143,482 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

The Reporting Persons are encouraged by the recent changes to the Issuer's management team, which they believe have improved the odds that the Issuer may successfully overcome its recent setbacks and realize its substantial long-term growth opportunity.  In light of the recent management changes, and consistent with the Reporting Persons' longstanding belief in the Issuer's proprietary technology and substantial growth opportunity, the Reporting Persons recently increased their ownership of the Issuer's shares by exercising their warrant to purchase additional shares for cash, rather than electing a cashless exercise.

However, the Reporting Persons have become concerned that while the Issuer's management team has improved, its Board of Directors' alignment with and representation of the Issuer's shareholders has decreased.  The Reporting Persons note that another shareholder recently suggested in a publicly-filed letter that the Board has not been appropriately responsive to his prior efforts to communicate with the Board despite his status as a shareholder of the Issuer, and also as a significant purchaser of the Issuer's principal products, an ophthalmic surgeon, and a successful business executive in the Issuer's most important target markets.  Prior to the filing of that shareholder's letter, other large shareholders of the Issuer had contacted the Reporting Persons to express their own growing concerns regarding the quality of the Issuer's corporate governance, as well as the Board's ability to effectively represent shareholders.  The Reporting Persons share many of the concerns raised by these large shareholders, particularly with respect to the Board's recent process for appointing and nominating directors.  The Reporting Persons also note that since the date on which the Issuer announced the election of its current Chairman, the Issuer's stock price has declined by 45%.  Therefore, the Reporting Persons are considering what actions may need to be taken in order to improve the Board's alignment with, and responsiveness to, the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 8,117,582 Shares, constituting 20.5% of the Shares of the Issuer, based upon the 39,545,236 Shares deemed outstanding as of May 1, 2015.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,117,582 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,117,582 Shares.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 8,117,582 Shares, constituting 20.5% of the Shares of the Issuer, based upon the 39,545,236 Shares deemed outstanding as of May 1, 2015.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,117,582 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,117,582 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 8,143,482 Shares, constituting 20.6% of the Shares of the Issuer, based upon the 39,545,236 Shares deemed outstanding as of May 1, 2015.

Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 8,117,582 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 8,117,582 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
On May 27, 2015, Broadwood Partners, L.P. (the "Partnership") exercised common stock warrants for 700,000 shares of Common Stock at an exercise price of $4 per share.  Upon conversion and in accordance with the terms and provisions of the warrant agreement entered into between the Issuer and the Partnership on June 1, 2009, the Partnership will receive 700,000 shares of Common Stock.  There were no other transactions in the Shares by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER *

June 2, 2015

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STAAR Surgical Company.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Executed this 2nd day of June, 2015.
BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

SK 22056 0001 6623723